Exhibit 99.2

Claude Debussylaan 15	Victoria Place
1082 MC Amsterdam	31 Victoria Street
The Netherlands	Hamilton HM 10
Bermuda
PROXY FORM

This proxy is solicited on behalf of the Supervisory Board of VimpelCom Ltd. for the Special General Meeting of VimpelCom Ltd. shareholders to be held on 17 March 2011.
The undersigned appoints __________________as proxy and authorises him or her to represent and to vote, as directed below, all common shares and/or convertible preferred shares of VimpelCom Ltd. held of record by the undersigned on 31 January 2011, at the meeting and at any adjournment or postponement of the meeting. The undersigned further authorizes such proxy to vote in his or her discretion upon such other matters as may properly come before the meeting (including any motion to amend the resolutions proposed at the meeting and any motion to adjourn the meeting) and at any adjournment or postponement of the meeting.
Please mark, sign and date your proxy form and return it in the postage-paid envelope provided or mail it to: VimpelCom Ltd., Attn: Legal Department, Claude Debussylaan 15, 1082 MC Amsterdam, The Netherlands.
Your proxy form must be received by 10:00 a.m. Central European time on 16 March 2011 to be counted in the final tabulation of proxy votes for the Special General Meeting, to be held on 17 March 2011 at 10:00 a.m. Central European time.
THIS PROXY, WHEN PROPERLY EXECUTED AND DELIVERED, WILL BE VOTED AS DIRECTED ON BEHALF OF THE UNDERSIGNED SHAREHOLDER. IF YOU SIGN AND RETURN THIS PROXY BUT NO DIRECTIONS ARE GIVEN, THEN THIS PROXY WILL BE VOTED “FOR” ALL PROPOSALS ON WHICH YOU ARE ENTITLED TO VOTE AND IN THE DISCRETION OF THE PROXIES UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING.
The Supervisory Board of VimpelCom Ltd. recommends that shareholders of VimpelCom Ltd. vote in favor of each item on the Agenda.
Votes must be indicated in Black or Blue ink.

Resolution1.       To approve, for the purposes of bye-law 55.4(f) of the bye-laws of VimpelCom Ltd., the issuance by VimpelCom Ltd. of up to 325,639,827 common shares of VimpelCom Ltd. and of 305,000,000 convertible preferred shares of VimpelCom Ltd. pursuant to the terms of the Share Sale and Exchange Agreement relating to the acquisition by VimpelCom Ltd. of Wind Telecom S.p.A. approved by the Supervisory Board on January 16, 2011
☐ FOR                      ☐ AGAINST                      ☐ ABSTAIN

Resolution 2.       To increase the authorized share capital of VimpelCom Ltd. to US$3,114,171.83 by the creation of 630,639,827 new common shares of par value US$0.001 each in VimpelCom Ltd. and of 305,000,000 new convertible preferred shares of par value US$0.001 each in VimpelCom Ltd., the new shares having the rights and being subject to the conditions set out in the VimpelCom Ltd. bye-laws
☐ FOR                      ☐ AGAINST                      ☐ ABSTAIN

DATE:

SIGNATURE OF SHAREHOLDER

PLEASE SIGN, DATE AND RETURN THIS PROXY FORM IN THE POSTAGE-PAID ENVELOPE PROVIDED AS SOON AS POSSIBLE TO ENSURE YOUR PROXY IS RECEIVED IN TIME TO BE COUNTED AT THE MEETING. The Proxy Form must be signed by the person in whose name the shares are registered in the register of members of VimpelCom Ltd.